UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Coca-Cola FEMSA, S.A.B. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

191241108(1)

(CUSIP Number)

Laurie Smiley, Esq. Arian Colachis, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

March 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)CUSIP Number is for the American Depositary Shares (ADSs) representing the Series L Shares only.  Each ADS represents 10 Series L Shares, without par value.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,689,210(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 23,689,210(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,689,210 1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person (See Instructions) OO

(1)Cascade Investment, L.L.C. (“Cascade”) holds 80,400 Series L Shares directly and 2,360,881 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares directly held and underlying the ADSs held by Cascade represent 8.7% of the outstanding Series L Shares.  All Series L Shares and ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 60,728,600(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 60,728,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,728,600(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.4%

14	Type of Reporting Person (See Instructions) OO

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 80,400 Series L Shares directly and 6,064,820 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares directly held and underlying the ADSs beneficially owned by the Trust represent 22.4% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Series L Shares and ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 60,728,600(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 60,728,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,728,600(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.4%

14	Type of Reporting Person (See Instructions) IN

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 80,400 Series L Shares directly and 6,064,820 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares directly held and underlying the ADSs beneficially owned by the Trust represent 22.4% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Series L Shares and ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,689,210(1)
	8	Shared Voting Power 60,728,600(2)
	9	Sole Dispositive Power 23,689,210(1)
	10	Shared Dispositive Power 60,728,600(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 84,417,810(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.1%

14	Type of Reporting Person (See Instructions) IN

(1)Cascade Investment, L.L.C. (“Cascade”) holds 80,400 Series L Shares directly and 2,360,881 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares directly held and underlying the ADSs held by Cascade represent 8.7% of the outstanding Series L Shares.  All Series L Shares and ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 80,400 Series L Shares directly and 6,064,820 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares directly held and underlying the ADSs beneficially owned by the Trust represent 22.4% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Series L Shares and ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13D (“Amendment”) relates to American Depository Shares (“ADSs”) of Coca-Cola FEMSA, S.A.B de C.V. (the “Issuer”), each of which represent 10 Series L Shares, without par value (“Series L Shares”).  This Amendment is being jointly filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”), to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 1, 2008, as amended on January 15, 2010, January 29, 2010, February 10, 2010, March 10, 2010, May 7, 2010, May 21, 2010, March 8, 2011 and March 14, 2011.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 3.	Source and Amount of Funds or Other Consideration

Each of Cascade and the Trust purchased its respective ADSs and Series L Shares with its working capital in the amount set forth in Exhibits 99.1 and 99.2 to this filing.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Series L Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Series L Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)     During the period March 14 - 18, 2011, Cascade purchased 162,131 ADSs and 67,550 Series L Shares for cash in open market transactions on the dates and at the weighted-average purchase price per ADS and Series L Share set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

During the period March 14 - 18, 2011, the Trust purchased 162,130 ADSs and 67,550 Series L Shares for cash in open market transactions on the dates and at the weighted-average purchase price per ADS and Series L Share set forth in Exhibit 99.2, attached hereto and incorporated herein by reference.

(d)     None.

(e)     Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Transactions by Cascade during the period March 14 - 18, 2011

Exhibit 99.2	Transactions by the Trust during the period March 14 - 18, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2011	CASCADE INVESTMENT, L.L.C.(1)
	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION
TRUST(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact for each of the Co-
Trustees, William H. Gates III and
Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
	Name:		Alan Heuberger(3)
	Title:		Attorney-in-fact

	*By:		/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 30, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on August 1, 2008, SEC File No. 005-52421 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 6, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.